Mail Stop 3561

September 24, 2009

Alan M. Meckler
Chief Executive Officer
WebMediaBrands Inc.
23 Old Kings Highway South
Darien, CT 06820

> **Re:** **WebMediaBrands Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 26, 2009**
> **File No. 000-26393**

Dear Mr. Meckler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Summary, page 1

1. Where you discuss the Purchase Price, please quantify the amount of liabilities that will be assumed by QuinStreet.

2. Please provide additional detail under "Reasons for the Sale of the Business" and "Interests of Certain Persons in the Sale of the Business" to provide a brief discussion of the reasons you are engaging in the sale and the interests of your officers and directors, respectively.

Proposal #1: Proposal to Sell the Business, page 17

Background of the Sale of the Business, page 17

3. We note that your initial reason for pursuing strategic transactions was in order to raise money to pay off WebMediaBrands' debts and for general corporate purposes. Please clarify your disclosure to indicate whether these continue to be your reasons for the sale of the business or if your reasons have since changed as your reference to "initial" would seem to imply. Also, your Use of Proceeds discussions on pages 2 and 27 state that you plan to service the loan from Alan Meckler; please revise your disclosure here to state whether the Meckler loan will be paid off or partially serviced. Also clarify if there are other debts you plan to service or pay off with the proceeds of the transaction.

4. In several locations throughout your background discussion rather than identifying the individuals that participated in certain meetings and/or discussions you refer to "the parties," "representatives of the parties," "WebMediaBrands" and "principle negotiators." Please revise your disclosure so that it identifies all key people who participated in any discussion, meeting or negotiation related to the various discussions rather than the general descriptions you currently provide.

5. We note your indication, at the bottom of page 17, that QuinStreet "ended conversations [with you] due to the complexity and performance of the Internet.com business." In light of these reasons, revise to explain why they determined to resume conversations with you in April, 2009.

6. Please revise your disclosure to identify the party that entered into a non-binding letter of intent with you to acquire the Internet.com business for $40-45 million in July, 2008.

7. Clarify whether the "multiple parties" you have discussed a sale of assets with since August 2008 differ from the "several companies" that JEGI approached in June 2008. Please quantify the number of parties and, if the groups of parties differ, please explain how you identified the "multiple parties" if they were not approached by JEGI.

8. Explain why the "third party" you spoke with in March and April 2009 declined to pursue a transaction; clarify whether they made an offer and, if so, disclose the offer amount.

9. Revise your disclosure on page 18 to explain how the parties progressed from a preliminary offer of $10 million for the Internet.com business on April 30, 2009 to the $23 million contained in the non-binding letter of intent executed on May 25, 2009. As one example, disclose the offer amount made on May 6, 2009 and explain why it was rejected. Discuss the various material terms that the parties negotiated from April 30, 2009 to May 25, 2009, including the timing of the payments of the purchase price, which assets would be purchased and the working capital adjustment to the purchase price.

10. Disclose what was considered by the board of directors at the June 3, 2009 meeting and the "general guidelines" that were established.

11. In the fifth paragraph on page 19 and in the second paragraph on page 20 you mention negotiations over the terms of a draft of the asset purchase agreement. Please briefly elaborate upon the content of each discussion or negotiation that took place regarding the asset purchase agreement.

12. In the seventh paragraph on page 19 you disclose that on July 16 you declined to sign a letter of intent. Please disclose the terms of the letter of intent and why you decided not to execute the letter. Please also explain why the due diligence investigation and the latest Internet.com business outlook triggered the need for revised terms.

13. We note your reference to business advisors in the eighth paragraph on page 20. This appears to be the first reference to business advisors. Please identify your business advisors.

Reasons for the Sale of the Business, page 21

14. We note your discussion of the factors and benefits considered by the board in deciding to sell the business. Please elaborate and clarify your disclosure to clearly state why you are seeking to sell the business. We note that in your Background of Sale of the Business discussion you disclose that you sought to sell assets to pay down debt and later in Moelis' opinion it notes that that the Internet.com business has been experiencing declining revenues since 2006. If these were also factors in the board's consideration, your disclosure should clearly state as much. In this regard, we note references to the "future prospects of WebMediaBrands" and the "potential uses of net cash proceeds" in the third factor.

15. In the first factor you mention the possible alternatives to the transaction. In an appropriate place in your proxy statement, please elaborate upon all the possible alternatives that were considered by management and/or the board.

16. In the second factor, you mention the discussion with multiple parties to determine their potential interest which you state "did not lead to any proposals more favorable to WebMediaBrands." Please explain why you do not consider the initial offer made in July, 2008 of $40-45 million to be more favorable.

17. Tell us what consideration the board gave to excluding Mr. Meckler from the deliberations of the board in approving the transaction, in light of the fact that one of your stated use of proceeds is to pay down the debt you owe to him. If the board believed that this conflict did not compromise his ability to continue to participate in discussions relating to the transaction, please state the basis for your belief.

Opinion of WebMediaBrand's Financial Advisor, page 22

18. We note your disclosure, "The summary of the opinion below is qualified in its entirety by reference to the full text of the opinion." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly and indicate whether Moelis has consented to the inclusion of the opinion and summary you provide here.

19. We note that on page 23 you appear to disclose that Moelis used financial forecasts or projections provided by management. Specifically, you state "Moelis has assumed, with the board of directors' consent, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of WebMediaBrands as to the future performance of the Internet.com business and that such future financial results will be achieved at the times and in the amounts projected by management." We also note your disclosure that management did not prepare projections beyond 2009. Please reconcile your disclosures and if future performance projections by management were provided to Moelis, please provide a discussion of those projections.

Interests of Certain Persons in the Sale of the Business, page 28

20. We note that you plan to use the proceeds from the sale to "service" Mr. Meckler's loan to you. If you plan to substantially pay down or completely pay off this loan please revise your disclosure, here and elsewhere in the proxy statement, to reflect this.

21. We also note that Mr. Meckler must release his security interest on the Internet.com business as a condition to closing. If you are planning to provide Mr. Meckler with substitute or additional security interest in your remaining businesses please disclose this.

Terms of the Asset Purchase Agreement, page 29

22. We note your disclosure, "The summary of the Asset Purchase Agreement is qualified in its entirety by the asset purchase agreement, a copy of which is attached to this proxy statement as *Annex A* and which we incorporate into this proxy statement by reference" and "[t]he description of the asset purchase agreement in this proxy statement…is not intended to provide any other factual information about us or QuinStreet." As you are responsible for the accuracy of the information in the filing, these types of qualifications are inappropriate. Please revise accordingly.

Representations and Warranties, page 31

23. We further note your disclosure that the "information concerning the subject matter of the representations and warranties contained in the asset purchase agreement might have changed since the date of the asset purchase agreement." Please be advised that, notwithstanding the inclusion of this disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your proxy not misleading. Please confirm your understanding in this regard.

Terms of the Support Agreements, page 41

24. Please identify the four entities with which Mr. Meckler is associated and the amount of common stock they own. With a view to understanding exactly whom you have entered into lock-up agreements, please explain how Mr. Meckler is "associated" with these entities.

Security Ownership of Certain Beneficial Owners, page 63

25. Disclose, by footnote or otherwise, the natural person(s) who control Burgundy Asset Management Ltd., Federated Investors, Inc. and Royce & Associates, LLC. If any of these entities are a public entity, majority-owned subsidiary of a public entity or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Reynolds, Esq.